Exhibit 23.4

Date: September 29, 2021

Cvent, Inc.

1765 Greensboro Station Place, 7th Floor

Tysons Corner, VA 22102

Dear Sirs or Madams:

We, Frost & Sullivan of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-4 (the “S-4”), and any amendments thereto, of Cvent, and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “Hospitality Cloud GLOBAL TAM 2021/2022, April 2021” and the “Events Technology GLOBAL TAM 2021/2022, April 2021” (the “Industry Reports”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-4.

We further consent to the reference to our firm, under the caption “Market and Industry Data” in the S-4, as acting in the capacity of an expert in relation to the preparation of the Industry Reports and the matters discussed therein.

Regards,

/s/ Dan Colquhoun

Name: Dan Colquhoun

Designation: Senior Vice President

For and on behalf of

Frost & Sullivan

EXHIBIT

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this proxy statement/prospectus/consent solicitation concerning economic conditions, Cvent and New Cvent’s industry, their markets and their competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as Cvent’s own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Cvent believes the information presented in this proxy statement/prospectus/consent solicitation is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”

Certain information in the text of this proxy statement/prospectus/consent solicitation is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Forrester, Cvent Thought Leadership Study: Data Review, February 22, 2021, which was commissioned by Cvent;

•	Frost & Sullivan, Hospitality Cloud GLOBAL TAM 2021/2022, April 2021, which was commissioned by Cvent; and

•	Frost & Sullivan, Events Technology GLOBAL TAM 2021/2022, April 2021, which was commissioned by Cvent.

Cvent has not had this information verified by any independent sources. The independent industry publications used in this proxy statement/prospectus/consent solicitation were not prepared on Cvent’s behalf.

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Meetings and events are prevalent in organizations of almost every size, industry vertical and geography. The meetings and events space encompasses a broad spectrum of external marketing events, such as customer events, conferences, trade shows and prospect meetings; and internal events, such as sales kick-offs, training seminars, board meetings and companywide gatherings. Enterprises spend an average of 1% to 3% of their revenue on meetings and events, according to 2014 data from BTN Group. Collectively, organizations spent $1 trillion on meetings and events globally in 2018, according to the Industry and Events Council. According to Frost & Sullivan, the total market opportunity (“TAM”) for Cvent’s platform is $29.7 billion, across Cvent’s Event Cloud and Hospitality Cloud solutions. See “Information about Cvent—Our Market Opportunity” for a discussion of what is included in Cvent’s TAM.

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Meetings and events are prevalent in organizations of almost every size, industry vertical and geography. The meetings and events space encompasses a broad spectrum of external marketing events, such as customer events, conferences, trade shows and prospect meetings; and internal events, such as sales kick-offs, training seminars, board meetings and companywide gatherings. Enterprises spend an average of 1% to 3% of their revenue on meetings and events, according to 2014 data from BTN Group. Collectively, organizations spent $1 trillion on meetings and events globally in 2018, according to the Industry and Events Council. According to Frost & Sullivan, the TAM for our platform is $29.7 billion, across our Event Cloud and Hospitality Cloud solutions. See “ —Our Market Opportunity” for a discussion of what is included in our TAM.

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Our Market Opportunity

Meetings and events represent one of the most effective ways for organizations to engage, educate and motivate their target audiences. This value proposition is why meetings and events are often regarded as some of the most effective and best funded marketing strategies, and why they are critical to effective internal employee engagement.

While meetings and events have always been important, the accelerated digital transformation of the events industry driven by the global COVID-19 pandemic has given rise to a new events landscape where a combination of virtual, in-person and hybrid events will proliferate in the marketplace. In this new landscape, organizations are able to reach larger audiences, engage with greater frequency and deliver differentiated experiences. Event technology will be critical to engaging with event attendees and managing all processes needed to plan, promote and execute events across a Total Event Program and to providing a single system of record for all event data.

Our platform delivers a single system of record for organizations to manage their Total Event Program, regardless of venue—in-person, virtual or hybrid—and regardless of audience—internal or external. Our platform enables customers to not only drive engagement, increase efficiency and scale their Total Event Programs, but also to integrate these solutions into their broader engagement and marketing strategy. According to Frost & Sullivan, the TAM for our platform is $29.7 billion, across our Event Cloud and Hospitality cloud solutions.

Cvent Event Cloud. According to Frost & Sullivan, the annual TAM for the Event Cloud is $25.6 billion worldwide. The TAM was calculated by first estimating the total number of organizations that our platform and products address, segmented by size of employee base and organization type, including corporate and non-corporate, based on the 2017 Statistics of U.S. Businesses and 2020 U.S. Census Data. Addressability assumptions were then applied by segment and band based on our experience in the market. An estimated annual value was then applied to each band of organizations based on survey responses related to spend on event technology.

The total number of companies within each band was then multiplied by the calculated annual value for that band. The aggregate calculated value represents the current annual estimated market opportunity of $14.1 billion and $11.5 billion in the United States and Rest of World, respectively.

Cvent Hospitality Cloud. According to Frost & Sullivan, the annual TAM for the Hospitality Cloud is $4.1 billion. The TAM is calculated by first estimating the total number of hotels with meeting space, segmented by geography, market tier, and banded by total square footage of meeting space. Addressability assumptions were then applied by segment and product based on our experience in the market. An estimated annual spend was then applied to each band of hotels and venues based on survey responses related to spend on group marketing in digital channels. The total number of hotels and venues within each band was then multiplied by the calculated annual value for that band. The aggregate calculated value represents the current global annual estimated market opportunity of $4.1 billion.